Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

June 11, 2019

Division of Corporation Finance

Office of Transportation and Leisure

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Black Ridge Acquisition Corp.
Revised Preliminary Proxy Statement on Schedule 14A
Filed June 5, 2019
File No. 001-38226

Ladies and Gentlemen:

On behalf of Black Ridge Acquisition Corp, we respond as follows to the Staff’s comment letter, dated June 11, 2019, relating to the above-captioned Revised Preliminary Proxy Statement on Schedule 14A (“Proxy Statement”). Captions and page references herein correspond to those set forth in amended filing of the Proxy Statement, a copy of which has been marked with the changes from the prior filing of the Proxy Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the response to each comment immediately thereafter.

Revised Preliminary Proxy Statement on Schedule 14A

World Poker Tour and Allied Esports

Financial Statements for the Interim Period Ended March 31, 2019

Note 3 - Significant Accounting Policies - Revenue Recognition, page F-48

1.	We have reviewed your response to our prior comment number 7. Please consider expanding your multiplatform revenue section to also include information contained in all four paragraphs of your response.

We have revised the disclosure on page F-49 of the Proxy Statement as requested.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Mr. Ken DeCubellis